Exhibit 99.1

Qurate Retail, Inc.

Reconciliation of Qurate Retail, Inc. ("Qurate Retail") Net Assets and

Net Earnings to Liberty Interactive LLC ("Liberty LLC") Net Assets and Net Earnings

March 31, 2020

(unaudited)

amounts in millions

Qurate Retail Net Assets	$5,101
Reconciling items:
Zulily, llc ("Zulily") net assets	(571)
Cornerstone Brands, Inc. ("Cornerstone") net assets (1)	(230)
Equity investment in Cornerstone held by Liberty LLC (1)	26
Tax sharing agreement with GCI Liberty, Inc.	74
Liberty LLC Net Assets	$4,400

Qurate Retail Net Earnings	$(9)
Reconciling items:
Zulily net (earnings) loss	18
Cornerstone net (earnings) loss (1)	8
Cornerstone equity method investment share of earnings (loss)	(3)
GCI Liberty, Inc. tax sharing expense	(11)
Liberty LLC Net Earnings	$3

(1)

On December 29, 2017, Qurate Retail acquired the approximate remaining 62% of HSN, Inc. (which includes its televised shopping business “HSN” and its catalog retail business “Cornerstone”) it did not already own. On December 31, 2018, Qurate Retail transferred their 100% ownership interest in HSN to QVC, Inc. through a transaction amongst entities under common control and based on the guidance for accounting for transactions amongst entities under common control HSN’s results have been excluded for the entire period.  Liberty LLC continues to hold 38% of Cornerstone and accounts for its ownership in Cornerstone as an equity method investment.